Exhibit 99.3

Interim Consolidated Balance Sheets

(Unaudited) (US $ millions)	Note	Sep 24, 2016	Dec 31, 2015
Assets
Current assets
Cash		$74	$9
Accounts receivable	3	160	135
Tax receivable		—	2
Inventory	4	189	181
Prepaids		13	10

		436	337
Non-current assets
Property, plant and equipment		1,240	1,260
Intangible assets		21	18
Deferred income tax assets		5	5
Other assets	5	16	15

		1,282	1,298

		$1,718	$1,635

Liabilities and shareholders’ equity
Current liabilities
Accounts payable and accrued liabilities		$206	$201
Tax payable		1	2
Current portion of long-term debt	6	200	—

		407	203
Non-current liabilities
Long-term debt	6	546	745
Other long-term debt	3	—	30
Other liabilities	7	43	31
Deferred income tax liabilities		129	107

		718	913

Shareholders’ equity	8	593	519

		$1,718	$1,635

(See accompanying notes)

Commitments and Contingencies (note 13)

Subsequent Event (note 17)

Interim Consolidated Statements of Earnings

(Unaudited) Periods ended Sep 24 and Sep 26 (US $ millions, except per share information)	Note	Q3 2016	Q3 2015	9 mos 2016	9 mos 2015
Sales	15	$453	$378	$1,284	$1,094
Cost of sales	9	(340)	(345)	(1,015)	(1,022)
General and administrative expenses		(3)	(3)	(8)	(9)
Depreciation and amortization	15	(23)	(22)	(68)	(65)

Operating income (loss)		87	8	193	(2)
Non-operating (expense) income:
Finance costs		(13)	(14)	(39)	(41)
Costs on early debt extinguishment		—	—	—	(25)
Foreign exchange loss on Ainsworth Notes		—	—	—	(28)
Gain on derivative financial instrument on Ainsworth Notes		—	—	—	4
Merger transaction costs	1	—	—	—	(8)
Severance costs related to Merger	1	—	—	—	(2)

Earnings (loss) before income tax		74	(6)	154	(102)
Income tax (expense) recovery		(19)	(3)	(32)	33

Earnings (loss)		$55	$(9)	$122	$(69)

Earnings (loss) per common share	10
Basic		$0.64	$(0.11)	$1.43	$(0.81)
Diluted		0.64	(0.11)	1.42	(0.81)

(See accompanying notes)

Interim Consolidated Statements of Comprehensive Income

(Unaudited) Periods ended Sep 24 and Sep 26 (US $ millions)	Q3 2016	Q3 2015	9 mos 2016	9 mos 2015
Earnings (loss)	$55	$(9)	$122	$(69)
Other comprehensive (loss) income, net of tax
Items that will not be reclassified to earnings:
Actuarial gain (loss) on post-employment obligation	1	—	(11)	4
Items that may be reclassified subsequently to earnings:
Foreign currency translation loss on foreign operations	(10)	(11)	(21)	(44)
Net loss on Euro cash flow hedge	—	(1)	—	—

Other comprehensive loss, net of tax	(9)	(12)	(32)	(40)

Comprehensive income (loss)	$46	$(21)	$90	$(109)

(See accompanying notes)

Interim Consolidated Statements of Changes in Shareholders’ Equity

(Unaudited) Periods ended Sep 24 and Sep 26 (US $ millions)	Note	Q3 2016	Q3 2015	9 mos 2016	9 mos 2015
Share capital
Balance, beginning of period		$1,337	$1,334	$1,334	$1,331
Issue of common shares upon exercise of options and Dividend Reinvestment Plan	8	1	—	4	3

Balance, end of period		$1,338	$1,334	$1,338	$1,334

Merger reserve
Balance, beginning and end of period	8	$(96)	$(96)	$(96)	$(96)

Contributed surplus
Balance, beginning of period		$10	$10	$10	$9
Stock-based compensation	8	—	—	—	1

Balance, end of period		$10	$10	$10	$10

Retained deficit
Balance, beginning of period		$(505)	$(551)	$(559)	$(463)
Earnings (loss)		55	(9)	122	(69)
Common share dividends		(7)	(6)	(20)	(34)

Balance, end of period(i)		$(457)	$(566)	$(457)	$(566)

Accumulated other comprehensive loss
Balance, beginning of period		$(193)	$(150)	$(170)	$(122)
Other comprehensive loss		(9)	(12)	(32)	(40)

Balance, end of period	8	$(202)	$(162)	$(202)	$(162)

Shareholders’ equity		$593	$520	$593	$520

(See accompanying notes)

(i)	Retained deficit comprised of:

Deficit arising on cashless exercise of warrants in 2013	$(263)	$(263)
All other retained deficit	(194)	(303)

	$(457)	$(566)

Interim Consolidated Statements of Cash Flows

(Unaudited) Periods ended Sep 24 and Sep 26 (US $ millions)	Note	Q3 2016	Q3 2015	9 mos 2016	9 mos 2015
CASH PROVIDED BY (USED FOR):
Operating activities
Earnings (loss)		$55	$(9)	$122	$(69)
Items not affecting cash:
Depreciation and amortization		23	22	68	65
Deferred income tax		19	2	29	(32)
Gain on derivative financial instrument on Ainsworth Notes		—	—	—	(4)
Foreign exchange loss on Ainsworth Notes		—	—	—	28
Other items	11	5	(1)	14	13

		102	14	233	1
Net change in non-cash operating working capital balances	11	(5)	7	(51)	(34)
Net change in tax payable (receivable)		—	2	1	1

		97	23	183	(32)

Investing activities
Investment in property, plant and equipment		(24)	(13)	(58)	(41)
Investment in intangible assets		(2)	(1)	(5)	(3)

		(26)	(14)	(63)	(44)

Financing activities
Common share dividends paid		(7)	(6)	(20)	(34)
Accounts receivable securitization (repayments) drawings, net	3	—	(6)	(30)	44
Issue of common shares		—	—	2	1
Issuance of debt		—	—	—	315
Debt issue costs		—	—	—	(6)
Repayment of debt		—	—	—	(315)
Premium on early debt extinguishment		—	—	—	(13)

		(7)	(12)	(48)	(8)

Foreign exchange revaluation on cash		(2)	(5)	(7)	(6)

Cash
Increase (decrease) during period		62	(8)	65	(90)
Balance, beginning of period		12	10	9	92

Balance, end of period		$74	$2	$74	$2

(See accompanying notes, including note 11 for supplemental cash flow information)

Notes to the Interim Consolidated Financial Statements

(in US $, unless otherwise noted)

In these notes, “Norbord” and the “Company” means Norbord Inc. and all of its consolidated subsidiaries and affiliates, unless the context implies otherwise. “Brookfield” means Brookfield Asset Management Inc., or any of its consolidated subsidiaries and affiliates, which are related parties by virtue of a controlling equity interest in the Company.

NOTE 1. NATURE AND DESCRIPTION OF THE COMPANY

Norbord is an international producer of wood-based panels with 17 plant locations in the United States, Europe and Canada. Norbord is a publicly traded company listed on the Toronto Stock Exchange (TSX) and also began trading on the New York Stock Exchange (NYSE) on February 19, 2016. The ticker symbol on both exchanges is “OSB”. The Company is incorporated under the Canada Business Corporations Act and is headquartered in Toronto, Ontario, Canada.

On March 31, 2015, Norbord completed a merger (the Merger) with Ainsworth Lumber Co. Ltd. (Ainsworth).

Prior to the completion of the Merger, Brookfield controlled approximately 52% and 55% of the outstanding common shares of the Company and Ainsworth, respectively. Subsequent to the Merger, Brookfield controls approximately 53% of the outstanding common shares of the Company.

NOTE 2. SIGNIFICANT ACCOUNTING POLICIES

(a)	Statement of Compliance

These condensed consolidated interim financial statements (interim financial statements) have been prepared in accordance with International Accounting Standard (IAS) 34, Interim Financial Reporting on a basis consistent with the accounting policies the Company disclosed in its audited consolidated financial statements as at, and for the year ended, December 31, 2015. These interim financial statements do not contain all of the disclosures that are required in annual financial statements prepared under International Financial Reporting Standards (IFRS) and should be read in conjunction with the Company’s 2015 audited annual financial statements which include information necessary or useful to understanding the Company’s business and financial statement presentation. The Company’s interim results are not necessarily indicative of its results for a full year.

These interim financial statements were authorized for issuance by the Board of Directors of the Company on October 27, 2016.

(b)	Basis of Presentation

These interim financial statements include the accounts of the Company and all of its wholly-owned subsidiaries.

(c)	Future Changes in Accounting Policies

In addition to the future changes in accounting policies disclosed in the Company’s 2015 audited annual financial statements, below are new accounting policies issued in 2016:

(i)	Income Taxes

In January 2016, the International Accounting Standards Board (IASB) issued amendments to clarify the requirements for recognizing deferred tax assets on unrealized losses. The amendments clarify the accounting for deferred tax where an asset is measured at fair value and that fair value is below the asset’s tax base. They also clarify certain other aspects of accounting for deferred tax assets. The amendments are effective for the year beginning on or after January 1, 2017. The Company does not expect these amendments to have a significant impact on its financial statements.

(ii)	Cash Flow Statement Disclosure

In January 2016, the IASB issued an amendment to IAS 7, Statement of Cash Flows, introducing additional disclosure requirements for liabilities arising from financing activities. The amendments are effective for the year beginning on or after January 1, 2017. The Company does not expect this amendment to have a significant impact on its financial statements.

(iii)	Share-Based Payment

In June 2016, the IASB issued an amendment to IFRS 2, Share-based Payment, clarifying the accounting for certain types of share-based payment transactions. The amendments provide requirements on accounting for the effects of vesting and non-vesting conditions of cash-settled share-based payments, withholding tax obligations for share-based payments with a net settlement feature, and when a modification to the terms of a share-based payment changes the classification of the transaction from cash-settled to equity-settled. The amendments are effective for the year beginning on or after January 1, 2018. The Company is currently assessing the impact of these amendments on its financial statements.

NOTE 3. ACCOUNTS RECEIVABLE

The Company has a $125 million multi-currency accounts receivable securitization program with a third-party trust sponsored by a highly rated Canadian financial institution. The program is revolving and has an evergreen commitment subject to termination on 12 months’ notice. Under the program, Norbord has transferred substantially all of its present and future trade accounts receivable to the trust, on a fully serviced basis, for proceeds consisting of cash and deferred purchase price. However, the asset de-recognition criteria under IFRS have not been met and the transferred accounts receivable remain recorded as an asset.

At period-end, Norbord had transferred but continued to recognize $142 million (December 31, 2015 – $122 million) in trade accounts receivable, and Norbord recorded no drawings as other long-term debt (December 31, 2015 – $30 million) relating to this financing program. The level of trade accounts receivable transferred under the program fluctuates with the level of shipment volumes, product prices and foreign exchange rates. The amount Norbord chooses to draw under the program at any point in time depends on the level of accounts receivable transferred, timing of cash settlements and fluctuates with the Company’s cash requirements. Any drawings are presented as other long-term debt on the balance sheet and are excluded from the net debt to capitalization calculation for financial covenant purposes (note 6). The utilization charge, which is based on money market rates plus a margin, and other program fees are recorded as finance costs. Year-to-date, the utilization charge on drawings ranged from 1.5% to 2.1%.

The securitization program contains no financial covenants; however, the program is subject to minimum credit-rating requirements. The Company must maintain a long-term issuer credit rating of at least single B (mid) or the equivalent. As at October 27, 2016, Norbord’s ratings were BB (DBRS), BB- (Standard & Poor’s Ratings Services) and Ba2 (Moody’s Investors Service).

NOTE 4. INVENTORY

(US $ millions)	Sep 24, 2016	Dec 31, 2015
Raw materials	$52	$52
Finished goods	66	65
Operating and maintenance supplies	71	64

	$189	$181

At period-end, the provision to reflect inventories at the lower of cost and net realizable value was less than $1 million (December 31, 2015 – less than $1 million).

NOTE 5. OTHER ASSETS

(US $ millions)	Sep 24, 2016	Dec 31, 2015
Investment tax credit receivable	$15	$13
Other	1	2

	$16	$15

NOTE 6. LONG-TERM DEBT

(US $ millions)	Sep 24, 2016	Dec 31, 2015
Principal value
7.7% senior secured notes due February 2017	$200	$200
5.375% senior secured notes due December 2020	240	240
6.25% senior secured notes due April 2023	315	315

	755	755
Less: Debt issue costs	(9)	(10)
Less: Current portion	(200)	—

	$546	$745

Revolving Bank Lines

The Company has an aggregate commitment of $245 million under committed revolving bank lines which bears interest at money market rates plus a margin that varies with the Company’s credit rating. The maturity date of the total aggregate commitment is May 2019. The bank lines are secured by a first lien on the Company’s North American OSB inventory and property, plant and equipment. This lien is shared pari passu with holders of the 2017, 2020 and 2023 senior secured notes.

At period-end, none of the revolving bank lines were drawn as cash, $24 million (December 31, 2015 – $5 million) was utilized for letters of credit and $221 million (December 31, 2015 – $240 million) was available to support short-term liquidity requirements.

The revolving bank lines contain two quarterly financial covenants: minimum tangible net worth of $500 million and maximum net debt to capitalization, book basis, of 65%. The Company was in compliance with the financial covenants at period-end.

NOTE 7. OTHER LIABILITIES

(US $ millions)	Sep 24, 2016	Dec 31, 2015
Defined benefit pension obligation	$34	$23
Accrued employee benefits	6	5
Reforestation obligation	2	3
Other	1	—

	$43	$31

NOTE 8. SHAREHOLDERS’ EQUITY

Share Capital

	9 mos 2016
	Shares (millions)	Amount (US $ millions)
Common shares outstanding, beginning of period	85.4	$1,334
Issuance of common shares upon exercise of options and Dividend Reinvestment Plan	0.2	4

Common shares outstanding, end of period	85.6	$1,338

Stock Options

Year-to-date, no stock options were granted (2015 – 0.2 million stock options) under the Company’s stock option plan. Year-to-date, stock option expense of $1 million (2015 – $1 million) was recorded with a corresponding increase in contributed surplus. Year-to-date, 0.2 million common shares (2015 – 0.1 million common shares) were issued as a result of options exercised under the stock option plan for total proceeds of $2 million (2015 – $1 million).

Dividend Reinvestment Plan

Year-to-date, less than $1 million of dividends were reinvested in common shares (2015 – less than $1 million).

Merger Reserve

On March 31, 2015, the Company and Ainsworth completed an arrangement under which the Company acquired all of the outstanding common shares of Ainsworth in an all-share transaction. The merger reserve represents the difference between the fair value of the Norbord common shares on the date of issuance, and the book value of Ainsworth’s net assets exchanged upon closing of the Merger.

Accumulated Other Comprehensive Loss

(US $ millions)	Sep 24, 2016	Dec 31, 2015
Foreign currency translation loss on investment in foreign operations, net of tax of $(4) (Dec 31, 2015 – $(10))	$(151)	$(130)
Net loss on hedge of net investment in foreign operations, net of tax of $3 (Dec 31, 2015 – $3)	(8)	(8)
Actuarial loss on post-employment obligation, net of tax of $12 (Dec 31, 2015 – $11)	(43)	(32)

Accumulated other comprehensive loss, net of tax	$(202)	$(170)

NOTE 9. HIGH LEVEL FIRE

On May 4, 2016, a fire started in the wood yard of the High Level, Alberta mill. Production was halted immediately while the fire was brought under control. The fire destroyed a portion of the mill’s log inventory. The Company incurred costs to control the fire and restore the mill. The mill returned to production approximately three weeks later. The Company has insurance coverage for property damage and business interruption. Year-to-date, the following amounts were recognized in cost of sales related to the fire:

(US $ millions)
Write-off of log inventory destroyed by the fire	$(7)
Costs of fire fighting and site restoration	(6)
Insurance recovery for the reimbursement of the lost log inventory, fire fighting costs and site restoration	12

Insurance claim deductible, net	(1)
Insurance recovery for business interruption	2

Net insurance claim recoverable	$1

At period-end, $8 million of insurance proceeds for property damage had been received and $6 million is included in accounts receivable. Subsequent to period-end, a further installment of insurance proceeds of $3 million was received. The insurance claim is ongoing.

NOTE 10. EARNINGS PER COMMON SHARE

(US $ millions, except share and per share information, unless otherwise noted)	Q3 2016	Q3 2015	9 mos 2016	9 mos 2015
Earnings (loss) available to common shareholders	$55	$(9)	$122	$(69)

Common shares (millions):
Weighted average number of common shares outstanding(1)	85.6	85.4	85.5	85.3
Stock options(2)	0.6	—	0.6	—

Diluted number of common shares	86.2	85.4	86.1	85.3

Earnings (loss) per common share:
Basic	$0.64	$(0.11)	$1.43	$(0.81)
Diluted	0.64	(0.11)	1.42	(0.81)

(1)	For 2015, includes 31.8 million Norbord common shares issued upon closing of the Merger to give effect to the Merger as if Norbord and Ainsworth had always been combined.
(2)	Applicable if dilutive and when the weighted average daily closing share price for the period was greater than the exercise price for stock options. At period-end, there were 1.5 million stock options (Sep 26, 2015 – 2.0 million) that were not taken into account in the calculation of diluted earnings per share because their effect was anti-dilutive.

NOTE 11. SUPPLEMENTAL CASH FLOW INFORMATION

Other items comprises:

(US $ millions)	Q3 2016	Q3 2015	9 mos 2016	9 mos 2015
Stock-based compensation	$1	$—	$1	$1
Pension funding (greater) less than expense	(2)	—	(3)	2
Interest paid less than interest expense	5	4	4	7
Amortization of debt issue costs	1	1	2	1
High Level insurance claim deductible	—	—	1	—
Early debt extinguishment payments	—	—	—	25
Unrealized foreign exchange (gain) loss	—	(4)	2	(8)
Other	—	(2)	7	(15)

	$5	$(1)	$14	$13

The net change in non-cash operating working capital balance comprises:

(US $ millions)	Q3 2016	Q3 2015	9 mos 2016	9 mos 2015
Cash (used for) provided by:
Accounts receivable	$3	$2	$(33)	$(34)
Prepaids	(5)	(5)	(2)	3
Inventory	(1)	(1)	(4)	5
Accounts payable and accrued liabilities	(2)	11	(12)	(8)

	$(5)	$7	$(51)	$(34)

Cash interest and income taxes comprise:

(US $ millions)	Q3 2016	Q3 2015	9 mos 2016	9 mos 2015
Cash interest paid	$8	$8	$33	$31
Cash income taxes (recovered) paid, net	—	(2)	1	(4)

NOTE 12. FINANCIAL INSTRUMENTS

Non-Derivative Financial Instruments

The net book values and fair values of non-derivative financial instruments were as follows:

(US $ millions)		Sep 24, 2016		Dec 31, 2015
	Financial Instrument Category	Net Book Value	Fair Value	Net Book Value	Fair Value
Financial assets:
Cash	Fair value through profit or loss	$74	$74	$9	$9
Accounts receivable	Loans and receivables	160	160	135	135

		$234	$234	$144	$144

Financial liabilities:
Accounts payable and accrued liabilities	Other financial liabilities	$206	$206	$201	$201
Long-term debt(1)	Other financial liabilities	755	793	755	760
Other long-term debt	Other financial liabilities	—	—	30	30
Other liabilities	Other financial liabilities	43	43	31	31

		$1,004	$1,042	$1,017	$1,022

(1)	Principal value of Long-term debt

Derivative Financial Instruments

Canadian dollar monetary hedge

At period-end, the Company had foreign currency contracts representing a notional amount of CAD $23 million (December 31, 2015 – CAD $1 million) in place to buy Canadian dollars and sell US dollars with a maturity of October 2016. The fair value of these contracts at period-end is an unrealized loss of less than $1 million (December 31, 2015 – an unrealized gain of less than $1 million); the carrying value of the derivative instrument is equivalent to the unrealized loss at period-end. During the quarter, realized losses on the Company’s matured hedges were less than $1 million (2015 – less than $1 million realized gains). Year-to-date, realized gains on the Company’s matured hedges were $1 million (2015 – $1 million).

Derivative instruments are measured at fair value as determined using valuation techniques under Level 2 of the fair value hierarchy. The fair values of over-the-counter derivative financial instruments are based on broker quotes or observable market rates. Those quotes are tested for reasonableness by discounting expected future cash flows using market interest and exchange rates for a similar instrument at the measurement date. Fair values reflect the credit risk of the instrument for the Company and counterparty when appropriate. Realized and unrealized gains and losses on derivative financial instruments are offset by realized and unrealized losses and gains on the underlying exposures being hedged.

NOTE 13. COMMITMENTS AND CONTINGENCIES

The Company has provided certain guarantees, commitments and indemnifications, including those related to former businesses. The maximum amounts from many of these items cannot be reasonably estimated at this time. However, in certain circumstances, the Company has recourse against other parties to mitigate the risk of loss. In the normal course of its business activities, the Company is subject to claims and legal actions that may be made against its customers, suppliers and others. While the final outcome with respect to actions outstanding or pending as at period-end cannot be predicted with certainty, the Company believes the resolution will not have a material effect on the Company’s financial position, financial performance, or cash flows.

The Company has entered into various contractual commitments as follows:

	Payments Due by Period
(US $ millions)	Less than 1 year	1-5 years	Thereafter	Total
Purchase obligations	$72	$49	$—	$121
Operating leases	4	6	3	13
Reforestation obligations	—	1	1	2

	$76	$56	$4	$136

Purchase obligations relate to the purchase of property, plant and equipment and long-term purchase contracts with minimum fixed payment amounts, of which $35 million relates to the Inverness expansion project. All contracts are at market prices and on normal business terms.

NOTE 14. RELATED PARTY TRANSACTIONS

In the normal course of operations, Norbord enters into various transactions with related parties which have been measured at exchange value and recognized in the consolidated financial statements. The following transactions have occurred between Norbord and its related parties during the normal course of business.

Norbord periodically engages the services of Brookfield for various financial, real estate and other business advisory services. During the quarter, the fees for services rendered were less than $1 million (2015 – less than $1 million). Year-to-date, the fees for services rendered were less than $1 million (2015 – less than $1 million).

Sales to Asian markets are handled by Interex Forest Products Ltd. (Interex), a cooperative sales company over which Norbord, as a 25% shareholder, has significant influence. During the quarter, net sales of $16 million (2015 – $15 million) were made to Interex. Year-to-date, net sales of $40 million (2015 – $36 million) were made to Interex. At period-end, $4 million (December 31, 2015 – $3 million) due from Interex was included in accounts receivable.

NOTE 15. GEOGRAPHIC SEGMENTS

Norbord operates principally in North America and Europe. Sales by geographic segment are determined based on the origin of shipment.

	Q3 2016
(US $ millions)	North America	Europe	Unallocated	Total
Sales	$356	$97	$—	$453
EBITDA(1)	103	10	(3)	110
Depreciation and amortization	19	4	—	23
Investment in property, plant and equipment	11	16	—	27

	Q3 2015
(US $ millions)	North America	Europe	Unallocated	Total
Sales	$258	$120	$—	$378
EBITDA(1)	22	11	(3)	30
Depreciation and amortization	19	3	—	22
Investment in property, plant and equipment	9	4	—	13

	9 mos 2016
(US $ millions)	North America	Europe	Unallocated	Total
Sales	$975	$309	$—	$1,284
EBITDA(1)	238	31	(8)	261
Depreciation and amortization	57	11	—	68
Investment in property, plant and equipment	33	26	—	59
Property, plant and equipment	1,109	131	—	1,240

	9 mos 2015
(US $ millions)	North America	Europe	Unallocated	Total
Sales	$749	$345	$—	$1,094
EBITDA(1)	44	28	(68)	4
Depreciation and amortization	54	11	—	65
Investment in property, plant and equipment	31	8	—	39
Property, plant and equipment(2)	1,139	121	—	1,260

(1)	EBITDA is a non-IFRS financial measure, which the Company defines as earnings (loss) before finance costs, income tax, and depreciation and amortization. Non-IFRS financial measures do not have any standardized meaning prescribed by IFRS and are therefore unlikely to be comparable to similar measures presented by other companies.
(2)	Balance as at December 31, 2015.

NOTE 16. PRIOR PERIOD COMPARATIVES

Certain 2015 figures have been reclassified to conform with the current period’s presentation.

NOTE 17. SUBSEQUENT EVENT

Subsequent to quarter-end, the Company reached an agreement with Louisiana-Pacific Corporation (LP) to exchange OSB mills in the province of Quebec. Norbord will swap ownership of its mill in Val-d’Or for LP’s mill in Chambord. Production at both mills has been curtailed for a number of years. The non-monetary asset exchange transaction is expected to close in November 2016.